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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ______________________


                                 SCHEDULE 14D-9



                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ______________________


                                  ENDESA, S.A.
                            (Name of Subject Company)

                             ______________________


                                  ENDESA, S.A.
                      (Name of Person(s) Filing Statement)

                             ______________________

                 Ordinary shares, nominal value (euro)1.20 each

       American Depositary Shares, each representing the right to receive one ordinary share
                         (Title of Class of Securities)

                                   00029274F1
                      (CUSIP Number of Class of Securities)

                              Alvaro Perez de Lema
                    Authorized Representative of Endesa, S.A.
                           410 Park Avenue, Suite 410
                               New York, NY 10022
                                 (212) 750-7200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
               Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                1 (212) 558-4000

  [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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     The following press release was issued by Endesa, S.A. (the "Company" or
"Endesa") on October 4th, 2005. Endesa shareholders are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's Web site at www.sec.gov and at the Company's principal executive offices in Madrid, Spain.

                                      * * *



The following is an article from the Lex Column issued today in the Financial Times, European Edition (page 16).

Mature response to Natural keenness: LEX COLUMN - Endesa/Gas Natural.

Endesa has taken a magisterial 27 days to defend itself from a hostile Euros 22.5bn bid from Gas Natural, its smaller rival. The content and the timing of its response are mature. It has not whinged about political interference. Catalonia's political establishment, backing Gas Natural, may want to play God. Endesa's owners, 45 per cent foreigners, adhere to the gospel of price.

Endesa has some strong arguments. The premium to the undisturbed price is a low 15 per cent. Gas Natural shareholder Repsol would own 13 per cent of the combined entity. It recently said it would sell down, creating an overhang. La Caixa, an unquoted Catalan bank with a political mandate, would have 15 per cent. Critically, the low Euros 7.8bn cash component would be financed by selling Euros 7bn-Euros 9bn of Endesa assets, mainly to rival Iberdrola. Since the price for this is unknown, it is impossible to evaluate the true worth of the offer. Strategically, it is unclear what the benefit of integrating gas distribution and Endesa's power business is, beyond a simple diversification effect. Adding Gas Natural's Euros 14bn enterprise value to Endesa's Euros 48bn EV should create synergies. However, logically, selling Euros 7bn-Euros 9bn of Endesa assets should have the opposite effect.

Endesa has committed itself to return Euros 7bn in cash over five years and raised its long-term guidance to hysterical levels. But its main weapon is that the offer is not convincing. Gas Natural is keen, but in a hostile, share-financed reverse takeover, enthusiasm is not enough.